UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 16)*

China Yuchai International Limited

(Name of Issuer)

Common Stock, Par Value $0.10 Per Share

(Title of Class of Securities)

G210821050

(CUSIP Number)

Mr. Goh Cher Shua

Chief Financial Officer

Hong Leong Asia Ltd.

16 Raffles Quay

#26-00 Hong Leong Building

Singapore 048581

65-62208411

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 14, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G210821050	Page 2 of 9

1	NAMES OF REPORTING PERSONS Well Summit Investments Limited (“Well Summit”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,220,645 shares*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,220,645 shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,220,645 shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	See Item 5 of this Schedule.

CUSIP No. G210821050	Page 3 of 9

1	NAMES OF REPORTING PERSONS Hong Leong (China) Limited (“HLC”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,838,670 shares*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,838,670 shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,838,670 shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.5%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	See Item 5 of this Schedule.
**	In addition to the 8,838,670 shares of common stock of China Yuchai International Limited (“CYI”) beneficially owned by it through HL Technology Systems Pte Ltd, HLC also controls a special share of CYI through HL Technology Systems Pte Ltd. As discussed in Item 6 of Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on July 19, 2002, the special share entitles the holder thereof to select a majority of CYI’s board of directors.

CUSIP No. G210821050	Page 4 of 9

1	NAMES OF REPORTING PERSONS HL Technology Systems Pte Ltd (“HLT”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,838,670 shares*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,838,670 shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,838,670 shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.5%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	See Item 5 of this Schedule.
**	In addition to the 8,838,670 shares of common stock of CYI owned by it, HLT also owns a special share of CYI. As discussed in Item 6 of Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on July 19, 2002, the special share entitles the holder thereof to select a majority of CYI’s board of directors.

CUSIP No. G210821050	Page 5 of 9

1	NAMES OF REPORTING PERSONS Hong Leong Asia Ltd. (“HLA”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF BK WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,059,315 shares*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,059,315 shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,059,315 shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.3%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	See Item 5 of this Schedule.
**	In addition to the 8,838,670 shares of common stock of CYI beneficially owned by it through HLT and 6,220,645 shares of common stock of CYI beneficially owned by it through Well Summit, HLA also controls a special share of CYI through HLT. As discussed in Item 6 of Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on July 19, 2002, the special share entitles the holder thereof to select a majority of CYI’s board of directors.

This Amendment No. 16 amends the Schedule 13D previously filed with the Securities and Exchange Commission by Hong Leong Asia Ltd. on June 19, 1995, as amended by Amendment No. 1 to Schedule 13D filed on February 17, 1998, as subsequently amended and restated by Amendment No. 2 to Schedule 13D filed on July 19, 2002, as further amended by Amendment No. 3 to Schedule 13D filed on September 10, 2003, as further amended by Amendment No. 4 to Schedule 13D filed on October 7, 2003, as further amended by Amendment No. 5 to Schedule 13D filed on October 15, 2003, as further amended by Amendment No. 6 to Schedule 13D filed on November 28, 2003, as further amended by Amendment No. 7 to Schedule 13D filed on October 27, 2009, as further amended by Amendment No. 8 to Schedule 13D filed on October 28, 2009, as further amended by Amendment No. 9 to Schedule 13D filed on August 30, 2010, as further amended by Amendment No. 10 to Schedule 13D filed on May 25, 2011, as further amended by Amendment No. 11 to Schedule 13D filed on June 7, 2011, as further amended by Amendment No. 12 to Schedule 13D filed on August 12, 2011, as further amended by Amendment No. 13 to Schedule 13D filed on August 23, 2011, as further amended by Amendment No. 14 to Schedule 13D filed on November 22, 2011 and as further amended by Amendment No. 15 to Schedule 13D filed on July 14, 2014 (as so amended, the “Statement”) with respect to the common stock, par value US$0.10 per share (the “Common Stock”), of China Yuchai International Limited, a Bermuda corporation (“CYI”). Capitalized terms used but not defined herein have the meanings given to them in the Statement.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by inserting the following text.

On May 22, 2015, the Board of Directors of CYI declared a dividend for the financial year ended December 31, 2014 through which holders of Common Stock could elect to receive a dividend of US$1.10 per share of Common Stock, either wholly in cash or in new shares of Common Stock. HLT and Well Summit each chose to receive the dividend in new shares of Common Stock and, consequently on July 14, 2015, each was allotted Common Stock in lieu of receiving a cash payment.

Item 5	Interest in Securities of the Issuer

Items 5(a) and (b) of the Schedule are hereby amended and restated in their entirety as follows:

(a) and (b) As of July 14, 2015, each of the Reporting Persons beneficially owns the number and percentage of shares of Common Stock of CYI issued and outstanding listed opposite its name:

Reporting Person	Amount beneficially owned	Percent of class (1)	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Well Summit Investments Limited	6,220,645	15.8%	0	6,220,645	0	6,220,645
HL Technology Systems Pte Ltd	8,838,670	22.5%	0	8,838,670	0	8,838,670
Hong Leong (China) Limited	8,838,670	22.5%	0	8,838,670	0	8,838,670
Hong Leong Asia Ltd.	15,059,315	38.3%	0	15,059,315	0	15,059,315

(1)	Based on 39,298,340 shares of Common Stock of CYI issued and outstanding as of July 14, 2015.

HLT owns of record 8,838,670 shares of Common Stock, which represents approximately 22.5% of the 39,298,340 outstanding shares of Common Stock reported in CYI’s announcement dated July 9, 2015 on Form 6-K (Report of Foreign Private Issuer), submitted to the Securities and Exchange Commission on July 9, 2015 (the “July 9, 2015 CYI Announcement”). HLT also holds the Special Share described in Item 6 of Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on July 19, 2002.

Well Summit owns of record 6,220,645 shares of Common Stock, which represents approximately 15.8% of the 39,298,340 outstanding shares of Common Stock reported in the July 9, 2015 CYI Announcement.

HLC has an indirect interest in the 8,838,670 shares of Common Stock directly owned by HLT, which represents approximately 22.5% of the 39,298,340 outstanding shares of Common Stock reported in the July 9, 2015 CYI Announcement.

The 15,059,315 shares of Common Stock beneficially owned by HLA represents approximately 38.3% of the 39,298,340 outstanding shares of Common Stock reported in the July 9, 2015 CYI Announcement.

Shares held of record by HLT. HLT (together with HLC by virtue of its ownership of HLT and HLA by virtue of its ownership of HLC) has shared voting and dispositive power over the 8,838,670 shares of Common Stock owned by HLT and the Special Share described in Item 6 of Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on July 19, 2002.

Shares held of record by Well Summit. Well Summit (together with HLA by virtue of its ownership of Well Summit) has shared voting and dispositive power over the 6,220,645 shares of Common Stock owned by Well Summit.

Item 5(c) of the Schedule is hereby amended as follows:

(c) On May 22, 2015, the Board of Directors of CYI declared a dividend for the financial year ended December 31, 2014 through which holders of Common Stock could elect to receive a dividend of US$1.10 per share of Common Stock, either wholly in cash or in new shares of Common Stock. HLT and Well Summit each chose to receive the dividend in new shares of Common Stock, which were allotted as follows:

Date of Allotment	No. of Shares of Common Stock Allotted	Price per Share Allotted (US$)	Manner of Allotment
HLT:
July 14, 2015	540,765	16.8792	Dividend

Well Summit:
July 14, 2015	380,589	16.8792	Dividend

Except as set forth above, none of the Reporting Persons has effected any transaction in shares of Common Stock during the past 60 days.

Item 7	Material to be Filed as Exhibits

Joint Filing Agreement, dated August 30, 2010, among Hong Leong Asia Ltd., HL Technology Systems Pte Ltd, Hong Leong (China) Limited and Well Summit Investments Limited (incorporated herein by reference to Exhibit 7 to Amendment No. 9 to Schedule 13D filed with the Securities and Exchange Commission on August 30, 2010).

SIGNATURE

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this statement is true, complete and correct.

Dated: July 16, 2015	HONG LEONG ASIA LTD.

	By:	/s/ Kwek Leng Peck
	Name:	Kwek Leng Peck
	Title:	Director

HL TECHNOLOGY SYSTEMS PTE LTD

	By:	/s/ Philip Ting Sii Tien
	Name:	Philip Ting Sii Tien
	Title:	Director

HONG LEONG (CHINA) LIMITED

	By:	/s/ Philip Ting Sii Tien
	Name:	Philip Ting Sii Tien
	Title:	Director

WELL SUMMIT INVESTMENTS LIMITED

	By:	/s/ Philip Ting Sii Tien
	Name:	Philip Ting Sii Tien
	Title:	Director

Exhibit Index

Exhibit 7	Joint Filing Agreement, dated August 30, 2010, among Hong Leong Asia Ltd., HL Technology Systems Pte Ltd, Hong Leong (China) Limited and Well Summit Investments Limited (incorporated herein by reference to Exhibit 7 to Amendment No. 9 to Schedule 13D filed with the Securities and Exchange Commission on August 30, 2010)